*FOIA Confidential Treatment Request* Confidential Treatment Requested by Aquantia Corp. in connection with its Registration Statement on Form S-1 filed on October 6, 2017
Robert W. Phillips +1 415 693 2020 rphillips@cooley.com

VIA EDGAR AND OVERNIGHT COURIER

October 16, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Legal Branch Chief
Geoff Kruczek, Senior Attorney
Tom Jones, Legal Staff Attorney
Brian Cascio, Accounting Branch Chief
Julie Sherman, Accounting Staff Accountant
Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

Re:	Aquantia Corp.

Registration Statement on Form S-1

Filed on October 6, 2017

File No. 333-220871

Ladies and Gentlemen:

On behalf of Aquantia Corp. (the “Company”), we are supplementally providing the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with information regarding the estimated preliminary price range for the shares of the Company’s common stock to be offered in the Company’s initial public offering pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-220871), filed with the Commission on October 6, 2017 (the “Registration Statement”), as well as historical information with respect to the estimated fair value of its common stock and preferred stock for the twelve months prior to the most recently filed financial statements (June 30, 2017). We are providing this letter in response to the comment from the Staff received by letter dated March 1, 2016 (the “Comment Letter”) relating to the Registration Statement originally confidentially submitted on February 3, 2016.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP  101 California Street  5th Floor  San Francisco, CA  94111-5800

t: (415) 693-2000  f: (415) 293-2222  cooley.com

U.S. Securities and Exchange Commission

October 16, 2017

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (415) 693-2020 rather than rely on the U.S. mail for such notice.

For the convenience of the Staff, we have recited the prior comment from the Comment Letter from the Staff in italicized type and have followed the comment with the Company’s response.

34.

Please tell us the estimated IPO price range. To the extent that there is a significant difference between the estimated fair values of your convertible preferred stock and common stock during the past twelve months and the estimated IPO price, please explain to us each significant factor contributing to the difference.

IPO Price Range

The Company supplementally advises the Staff that the Company currently estimates a preliminary price range of $[***] to $[***] per share for its initial public offering (the “Preliminary Price Range”), which takes into account a 1-for-10 reverse stock split effected on October 5, 2017. The Preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters, including discussions that took place on or around [***] between the Company’s board of directors, senior management of the Company and representatives of Morgan Stanley & Co. LLC, Barclays Capital Inc. and Deutsche Bank Securities Inc. We are providing this information to you supplementally to facilitate your review process.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP  101 California Street  5th Floor  San Francisco, CA  94111-5800

t: (415) 693-2000  f: (415) 293-2222  cooley.com

U.S. Securities and Exchange Commission

October 16, 2017

Historical Stock Option Grants and Common Stock Valuations

As adjusted for the 1-for-10 reverse stock split, the Company’s Board of Directors (the “Board”) has granted the following stock options with the following exercises prices and estimated fair values since July 1, 2016:

Grant Date	Number of Shares Underlying Stock Option Granted	Exercise Price Per Share	Post 1-for-10 Reverse Stock Split Exercise Price Per Share	Adjusted Fair Value Per Share for Financial Reporting Purposes
7/26/2016	388,467	$0.43	$4.30	$4.30
10/28/2016	47,575	0.43	4.30	4.30
2/7/2017	68,350	0.49	4.90	4.90
4/26/2017	731,000	0.71	7.10	7.10
5/26/2017	47,900	0.71	7.10	9.90	*
5/29/2017	414,690	0.71	7.10	9.90	*
7/26/2017	27,550	0.99	9.90	9.90

* The options granted on May 26 and May 29, 2017 were granted based on the existing 409A valuation in existence at that time. At that time, the Company was in the process of completing its May 31, 2017 valuation of its common stock. Given the proximity of the option grant dates and the fact that the events that drove the change in the fair value were known and knowable as of these option grant dates, the Company used the fair value on May 31, 2017 in determining fair value under ASC 742.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, stock-based compensation expense is measured at the grant date based on the fair value of the equity award and is recognized in the Company’s financial statements as expense over the requisite service period, which is generally the vesting period. The Company estimates the fair value of each equity award on the date of grant using the Black-Scholes option-pricing model and recognize the related stock-based compensation expense on the straight-line method. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected volatility, expected term, risk-free interest rate, and expected dividends. The Registration Statement describes and quantifies the valuation assumptions used during the years ended December 31, 2014, 2015, 2016 and the six months ended June 30, 2016 and 2017.

The Board intended all stock options granted to be exercisable at a price per share not less than the per share fair value of the common stock underlying those stock options on the date of grant. The estimated fair value of the common stock underlying stock options was determined at each grant date by the Board and was supported by contemporaneous valuations prepared by independent third-party valuation specialists. In addition to these contemporaneous valuations, the Board considered, among other things: (1) the present value of the Company’s anticipated future cash flows, (2) the value of the Company’s tangible and intangible assets, (3) recent material events, (4) the Company’s operating results, (5) the market value of equity interests in

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP  101 California Street  5th Floor  San Francisco, CA  94111-5800

t: (415) 693-2000  f: (415) 293-2222  cooley.com

U.S. Securities and Exchange Commission

October 16, 2017

substantially similar businesses, which equity interests can be valued through nondiscretionary, objective means, (6) recent arm’s length transactions involving the sale or transfer of the Company’s common stock or other equity interests, (7) changes in control premiums or discounts for lack of marketability and (8) other factors that the Board deemed material in order to determine in good faith the fair value per share of the Company’s common stock.

The common stock valuations for each of the dates presented above were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”) and generally considered two different methodologies for allocating enterprise value to the various classes of the Company’s shareholders: (1) the probability-weighted expected return method (“PWERM”); and (2) the Option Pricing Method (“OPM”). Under the PWERM, the value of the Company’s common stock is estimated based on analysis of values for the Company based on the probability of two future events: (A) the Company completing its initial public offering (the “IPO Scenario”) or (B) the Company remaining as a privately held company (the “Private Scenario”). The OPM has been determined using a weighting of the income approach (the “Income Approach”) and market approach (the “Market Approach”) to establish the fair value of the Company’s business. Further, the OPM has been used to allocate the resulting fair value of the Company’s business to the various classes of shares outstanding at the date of the valuation. The Income Approach indicates the fair value based on the value of the economic income that the Company is expected to generate in the future, and used a discounted cash flow method. The Market Approach used the guideline public company (“GPC”) method. The GPC method uses ratios developed from the market price of traded shares from publicly traded companies considered reasonably similar to the Company. In the GPC method, the fair value has been determined based on a weighting of revenue ratios for the trailing twelve month period and the next fiscal year of our identified comparable companies.

Over time, as the Company achieved and experienced certain business developments, the overall value of the Company under the Income Approach generally increased as the Company’s revenue and projected revenues continued to increase. [***]

Across the same period, the Market Approach in the IPO Scenario generally reflected an increase in revenue multiples of the publicly traded companies in the GPC group. [***.]

Together, these were the primary factors that drove an increase in the fair value of the Company’s common stock in the past twelve months.

Similarly, over time, the probability of each liquidity scenario was reevaluated and adjusted accordingly. The Company believes that the probability weighting of the two scenarios used in the PWERM analyses was an appropriate methodology in light of the Company’s financial position, external market conditions affecting the semiconductor industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The probabilities are discussed in more detail at each valuation date within the “Summary of Historical Fair Value Determination by Grant Date” below.

Then, at each grant date, the Board determined the fair value of the Company’s common stock on such date based upon the immediately preceding contemporaneous valuation and other

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP  101 California Street  5th Floor  San Francisco, CA  94111-5800

t: (415) 693-2000  f: (415) 293-2222  cooley.com

U.S. Securities and Exchange Commission

October 16, 2017

pertinent information available to it at the time, including any recent events and their potential impact on the estimated fair value the Company’s common stock.

Summary of Historical Fair Value Determination by Grant Date

July and October 2016 Grants

On July 26 and October 28, 2016, the Company granted options at an exercise price of $4.30 per share based, in part, on a contemporaneous valuation of the Company’s common stock as of May 31, 2016 (the “May 2016 Valuation”), which had determined the fair value of the Company’s common stock to be $4.30 per share as of such date. The Board determined on each such grant date that the factors underlying the May 2016 Valuation had not changed significantly since May 31, 2016.

The May 2016 Valuation was determined on a non-marketable, minority basis using the PWERM and OPM. The IPO Scenario was weighted at [***]% probability that an IPO would occur within the next six months and the Private Scenario was weighted at [***]%. These weightings reflect the Company’s belief that the successful completion of an IPO was still highly uncertain and dependent upon many factors, many of which are not in the Company’s control, including uncertainty as to the timing of the completion of the SEC review process, market conditions in general and in particular for technology IPOs, general market conditions in the semiconductor industry.

February 2017 Grants

On February 7, 2017, the Company granted options at an exercise price of $4.90 per share based, in part, on a contemporaneous valuation of the Company’s common stock as of November 30, 2016 (the “November 2016 Valuation”), which had determined the fair value of the Company’s common stock to be $4.90 per share as of such date. The Board determined on such grant date that the factors underlying the November 2016 Valuation had not changed significantly since November 30, 2016.

The November 2016 Valuation was determined on a non-marketable, minority basis using the PWERM and OPM. The IPO Scenario remained weighted at [***]% probability that an IPO would occur within the next eleven months and the Private Scenario remained weighted at [***]%. These weightings reflect the Company’s continued belief that the successful completion of an IPO was still highly uncertain and dependent upon many factors, many of which are not in the Company’s control, including continued uncertainty as to the timing of the completion of the SEC review process, market conditions in general and in particular for IPOs, and general market conditions in the semiconductor industry.

In addition to the above updates, the IPO Scenario and the Income Approach in the November 2016 valuation no longer incorporated revenue for 2016 fiscal year but focused on the 2017 revenue forecast. Consistent with the actual results experienced and reported in our most recent registration statement, the Company’s 2017 revenue projections increased compared to the 2016 projections driving a higher resulting valuation.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP  101 California Street  5th Floor  San Francisco, CA  94111-5800

t: (415) 693-2000  f: (415) 293-2222  cooley.com

U.S. Securities and Exchange Commission

October 16, 2017

April and May 2017 Grants

On April 26, 2017, the Company granted options at an exercise price of $7.10 per share based, in part, on a contemporaneous valuation of the Company’s common stock as of February 28, 2017 (the “February 2017 Valuation”), which had determined the fair value of the Company’s common stock to be $7.10 per share as of such date. The Board determined on such grant date that the factors underlying the February 2017 Valuation had not changed significantly since February 28, 2017.

The February 2017 Valuation was determined on a non-marketable, minority basis using the PWERM and OPM. The IPO Scenario was weighted at [***]% probability that an IPO would occur within the next seven months and the Private Scenario was weighted at [***]%. The increase in the probability for the IPO Scenario and corresponding decrease in probability of the Private Scenario reflected the Company’s slightly increased expectations of completing an IPO based on continued progress through the SEC review process, and slightly improved conditions for IPO market, in particular with technology companies. However, the IPO Scenario was weighted only at [***]% due to continued uncertainty as to market conditions in general and in particular for technology IPOs, and general market conditions in the semiconductor industry.

Between the November 2016 Valuation and the February 2017 Valuation, the amounts of projected revenue and associated multiples did not change significantly. The primary driver for the increase in the valuation was the change in the weighting of the IPO Scenario and Private Scenario as the IPO Scenario has historically yielded a higher resulting valuation in the Company’s historical valuation models.

On May 26 and 29, 2017, the Company granted options at an exercise price of $7.10 per share based, in part on the February 2017 Valuation. However, due to the proximity of the granted options and the understanding that the factors that drove the increase in the valuation of the Company’s common stock were known and knowable as of May 26 and May 29, 2017, the Company used a fair value of $9.90 per share for the purposes of computing the fair value of stock-based compensation under ASC 718 for these options.

July 2017 Grants

On July 26, 2017, the Board granted options at an exercise price of $9.90 per share based, in part, on a contemporaneous valuation of the Company’s common stock as of May 31, 2017 (the “May 2017 Valuation”), which had determined the fair value of the Company’s common stock to be $9.90 per share as of such date. The Board determined on such grant date that the factors underlying the May 2017 Valuation had not changed significantly since May 30, 2017.

The May 2017 Valuation was determined on a non-marketable, minority basis using the PWERM and OPM. The IPO Scenario was weighted at [***]% probability that an IPO would occur within the next four months, and the Private Scenario was weighted at [***]%. The increase in the probability for the IPO Scenario and corresponding decrease in probability of the Private Scenario reflected the Company’s increased expectations of completing an IPO based on the continued progress the Company was making through the SEC review process, as well as improvement in conditions for the IPO market and the Company’s agreement with its lead underwriters to support a specific timing for the completion of IPO given the above mentioned factors. However, the IPO Scenario was weighted only at [***]% due to continued uncertainty as to market conditions in general and in particular for technology IPOs, and general market conditions in the semiconductor industry.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP  101 California Street  5th Floor  San Francisco, CA  94111-5800

t: (415) 693-2000  f: (415) 293-2222  cooley.com

U.S. Securities and Exchange Commission

October 16, 2017

Between the February 2017 Valuation and the May 2017 Valuation, the primary drivers of the change in valuation resulted from (a) the increase in the revenue multiples by approximately 15% from the companies used in our IPO Scenario and GPC method resulting from continued strengthening in the semiconductor market and (b) the change in the weighting of the IPO Scenario and Private Scenario as the IPO Scenario continued to yield a higher resulting valuation in the Company’s historical valuation models.

Secondary Transaction

Additionally, on August 25, 2017, entities affiliated with Greylock Partners, Lightspeed Ventures and New Enterprise Associates sold, in a privately negotiated transaction, an aggregate of 67,300,945 shares of the Company’s preferred stock for an aggregate purchase price of approximately $58.0 million, or at approximately $8.61 per share on an as-converted basis, to a consortium of [***] purchasers, including the following purchasers and certain entities and individuals affiliated therewith: Aquan LLC, Walden International, Paxion Capital, WRV GP II, WR GP, Faraj Aalaei, our chief executive officer and a director, Mark Voll, our chief financial officer, and Sam Srinivasan, a member of our board of directors. Lip-Bu Tan, our lead independent director, is a member of the investment committee of WRV GP II and WR GP, the general partners of WRV II and WRV, respectively.

The transaction was initiated by the selling shareholders and the term sheets and negotiation process of the selling price were conducted without active involvement of the Company’s management. When determining the accounting impact under ASC 718, the Company determined the value to be indicative of fair value as the parties involved were well-informed, knowledgeable, sophisticated investors. In addition, the size and the number of participants of the transaction was significant, indicating the relevance to the Company’s fair value. The Company believes the decrease in fair value of its common stock as compared to the fair value determined by the Board on July 26, 2017 reflected mainly a lower enterprise value under the Market Approach resulting from lower revenue multiples (reducing by approximately 25% between May 2017 and August 2017) associated with the competitors included in the Company’s GPC, as well as a decrease in the Company’s cash balance.

Comparison to Preliminary Price Range

The Company believes the difference between the fair values of the Company’s common stock determined on July 26 and August 25, 2017, on the one hand, and the Preliminary Price Range, on the other, is due to the following factors:

•

The Preliminary Price Range represents a future price for the Company’s common stock that, if issued in its initial public offering, will be immediately freely tradable in a public market. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering, with no discount reflecting the estimated timing of such offering nor any weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. Whereas, the valuations discussed above represent the fair value of shares that were then illiquid, might never become liquid and,

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP  101 California Street  5th Floor  San Francisco, CA  94111-5800

t: (415) 693-2000  f: (415) 293-2222  cooley.com

U.S. Securities and Exchange Commission

October 16, 2017

even if an initial public offering were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the initial public offering.

•	The successful completion of an initial public offering would strengthen the Company’s balance sheet, provide access to public equity and debt markets and help fuel its growth.

•

The Company, in preparing its valuations, generally applied analyses that estimated the fair value of the Company’s common stock utilizing projected and historical financial data and a comparison of similar businesses.

Based on the above analysis, the Company respectfully submits that the determination of the fair value of its common stock for financial reporting purposes is appropriate.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (415) 693-2020 with any questions regarding this supplemental letter or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Robert W. Phillips

Robert W. Phillips

Cooley LLP

Cc:	Faraj Aalaei, Aquantia Corp.

Mark Voll, Aquantia Corp.

Babak Yaghmaie, Cooley LLP

Joshua A. Kaufman, Cooley LLP

Alison Haggerty, Cooley LLP

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP  101 California Street  5th Floor  San Francisco, CA  94111-5800

t: (415) 693-2000  f: (415) 293-2222  cooley.com